Via Facsimile and U.S. Mail
Mail Stop 4720

May 26, 2009

Douglas Faggioli
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

> **Re: Nature's Sunshine Products, Inc.**
> **Registration Statement on Form 10-12G, as amended**
> **File No. 0-08707**

Dear Mr. Faggioli:

We have completed our review of your Form 10-12G and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David A. Sirignano
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004